File No. 70-8713


               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                         AMENDMENT NO. 1
                               TO
                            FORM U-1

          DECLARATION WITH RESPECT TO ISSUE AND SALE OF
                         NOTES TO BANKS
                              UNDER
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           (the "Act")


EASTERN EDISON COMPANY              EUA SERVICE CORPORATION
110 MULBERRY STREET                 P.O. BOX 2333
BROCKTON, MA  02403                 BOSTON, MA  02107

BLACKSTONE VALLEY ELECTRIC COMPANY  MONTAUP ELECTRIC COMPANY
WASHINGTON HIGHWAY, P.O. BOX 1111   P.O. BOX 2333
LINCOLN, RI  02865                  BOSTON, MA  02107

NEWPORT ELECTRIC CORPORATION        EUA OCEAN STATE CORPORATION
12 TURNER ROAD, P.O. 4128           P.O. BOX 2333
MIDDLETOWN, RI  02840               BOSTON, MA  02107


            (Names of companies filing this statement and addresses of principal executive offices)


                  EASTERN UTILITIES ASSOCIATES
            (Name of top registered holding company)


               CLIFFORD J. HEBERT, JR., TREASURER
                  EASTERN UTILITIES ASSOCIATES
               P.O. BOX 2333, BOSTON, MASS.  02107
             (Name and address of agent for service)


The Commission is requested to mail signed copies of all orders, notices and communications to:

                    ARTHUR I. ANDERSON, ESQ.
                     McDermott, Will & Emery
               75 State Street, Boston, MA  02109

     This Amendment No. 1 to the Application on Form U-1 dated
October 6, 1995, hereby amends said Application-Declaration as follows:


                               II
                  FEES COMMISSIONS AND EXPENSES

          The estimated fees, commissions and expenses to be paid or incurred directly or indirectly are as follows:

     Securities and Exchange Commission Filing Fee     $ 2,000*
     Fees and Expenses of Company Counsel                9,000
     Fees and Expenses of EUA Service Corporation        1,000

     Total                                               12,000

     *actual


                               VI
                EXHIBITS AND FINANCIAL STATEMENTS

1. The following Exhibits and Financial Statements are filed herewith:

     a.   Exhibits:

     Exhibit F    Opinion of Counsel

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on behalf of each of them by the undersigned thereunto duly authorized.


                     EASTERN EDISON COMPANY
                    MONTAUP ELECTRIC COMPANY
               BLACKSTONE VALLEY ELECTRIC COMPANY
                  NEWPORT ELECTRIC CORPORATION
                     EUA SERVICE CORPORATION
                   EUA OCEAN STATE CORPORATION

By:  /s/ Clifford J. Hebert, Jr.
     Clifford J. Hebert, Jr.
     Their Treasurer

Dated:  December 8, 1995